

May 11, 2021

Kevin J. Mitchell
Chief Financial Officer
Phillips 66 Partners LP
2331 CityWest Boulevard
Houston, TX 77042

> **Re: Phillips 66 Partners LP**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-36011**

Dear Mr. Mitchell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm (Dakota Access, LLC), page 61

1. Please tell us why the audit report on the financial statements of Dakota Access, LLC refers to the auditing standards of the PCAOB as opposed to the standards of the PCAOB. If true, please obtain and file a revised report from your auditor that references the standards of the PCAOB. Refer to PCAOB AS 3101.09.c.

Consolidated Statement of Cash Flows, page 65

2. You present $177 million, $67 million, and $73 million of return of investment from equity affiliates in 2020, 2019, and 2018, respectively in the consolidated statement of cash flows. We also note on page 75 you received distributions from your equity affiliates of $677 million, $599 million, and $477 million in 2020, 2019, and 2018, respectively. Please tell us where you present the remaining distributions received from your equity

affiliates in the consolidated statement of cash flows and clarify why you do not provide a footnote that describes your accounting policy election to classify cash distributions received from equity method investees pursuant to ASC 230-10-45-21D.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation